UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

___________________________

FORM 1-U

CURRENT REPORT

Pursuant Regulation A of the Securities Act of 1933

December 30, 2015

(Date of Report (Date of earliest event reported))

FUNDRISE REAL ESTATE INVESTMENT TRUST, LLC

(Exact name of registrant as specified in its charter)

Delaware	32-0467957
(State or other jurisdiction of incorporation)	(IRS Employer Identification No.)

1519 Connecticut Ave., Suite 200, Washington, DC	20036
(Address of principal executive offices)	(ZIP Code)

(202) 584-0550

(Registrant’s telephone number, including area code)

Common Shares

(Title of each class of securities issued pursuant to Regulation A)

Item 9.	Other Events

Status of Our Public Offering Pursuant to Regulation A

As previously discussed in the Offering Statement dated November 24, 2015 and filed by us with the Securities and Exchange Commission (the “Commission”) on November 25, 2015 (the “Offering Statement”), we commenced our public offering pursuant to Regulation A (the “Offering”) of $50,000,000 in common shares on November 25, 2015.

As of December 31, 2015, we had raised total gross offering proceeds of approximately $10.2 million from settled subscriptions (including the $200,000 received in the private placements to our sponsor, Rise Companies Corp., and Fundrise, LP, an affiliate of our sponsor), and had settled subscriptions in our Offering and private placements for an aggregate of 1,017,178 of our common shares, with additional subscriptions for an aggregate of 299,280 common shares, representing additional potential gross offering proceeds of approximately $2.99 million, that have been accepted by the Company but not settled. Assuming the settlement for all subscriptions received as of December 31, 2015, 3,703,542 of our common shares remained available for sale to the public under our Offering.

The Offering is expected to terminate on or before November 25, 2017, unless extended by our manager, Fundrise Advisors, LLC (our “Manager”), as permitted under applicable law and regulations.

Asset Acquisitions

Acquisition of Senior Mortgage Loan

On December 30, 2015, we directly acquired a first mortgage loan (the “Senior Loan”) with a maximum principal balance of $837,000. CPG Casa Bravo, LLC, a Delaware limited liability company (the "Borrower"), intends to use the Senior Loan proceeds for the renovation of an existing 11-unit multifamily building in Phoenix, AZ, located at 4128 N. 22nd Street, Phoenix, AZ 85016 (the “Property”). Other than with regard to the Senior Loan, neither our Manager nor ourselves are affiliated with the Borrower. The Borrower is managed by CPG Capital, LLC (the “Sponsor”), a Phoenix-based real estate company that focuses primarily on acquisitions in the Southwestern United States.

The Property currently consists of a Class C apartment building containing eleven two-bedroom/one-bathroom units, averaging 810 square feet per unit. The Property was initially built in 1970 and is expected to benefit significantly from a full renovation.

The Borrower plans to renovate the existing building, substantially upgrading the quality of the units and then re-lease the property. The Borrower spent $70,500 per unit to purchase the Property, and plans to spend $57,000 per unit on a full renovation to each unit. As of December 30, 2015, the Sponsor’s renovation plan included a new roof, new HVAC systems, new electrical panels, adding washer and dryers, adding vinyl plank flooring, new kitchens with quartz countertops, stainless steel appliances, and new bathrooms.

Upon stabilization of the renovated property, the Borrower plans to either refinance or sell the asset.

The Senior Loan was funded with proceeds from our Offering with an initial funding amount of $326,000 of the $837,000 maximum loan size as of December 30, 2015. On the original closing date of the Senior Loan, the Borrower was capitalized with approximately $570,000 of equity capital.

The Sponsor purchased the Property with all cash in November 2015 for $775,000 ($70,500 per unit). The Sponsor is budgeting a total cost of approximately $1,400,000 and a value at stabilization of $1,540,000. There can be no assurance that such value will be achieved.

The Senior Loan bears an interest rate of 11% per annum, comprised of 8% per annum being paid current and 3% per annum accruing and compounding annually until the maturity date. In addition, Fundrise Lending, LLC, an affiliate of our Manager (“Lending”), earned an origination fee of 2.0% of the Senior Loan amount, paid directly by the Borrower.

The initial maturity date of the Senior Loan is December 29, 2016, with one 12-month extension available to the Borrower, subject to the payment of all accrued but unpaid interest.

The total loan of $837,000 represents 108% of purchase price of the Property, however, based upon the projected total budget for the renovation, the Senior Loan’s loan-to-cost (LTC) ratio once fully drawn down will be approximately 60%. LTC is calculated as the amount of the Senior Loan divided by the anticipated total costs of the project.

The principals of the Borrower have provided us with full recourse guaranties.

Risk Factors

As a non-listed company conducting an exempt offering pursuant to Regulation A, we are not subject to a number of corporate governance requirements, including the requirements for a board of directors or independent board committees.

As a non-listed company conducting an exempt offering pursuant to Regulation A, we are not subject to a number of corporate governance requirements that an issuer conducting an offering on Form S-11 or listing on a national stock exchange would be.  Accordingly, while we have retained the Independent Representative to review certain conflicts of interest, we do not have a board of directors, nor are we required to have (i) a board of directors of which a majority consists of “independent” directors under the listing standards of a national stock exchange, (ii) an audit committee composed entirely of independent directors and a written audit committee charter meeting a national stock exchange’s requirements, (iii) a nominating/corporate governance committee composed entirely of independent directors and a written nominating/corporate governance committee charter meeting a national stock exchange’s requirements, (iv) a compensation committee composed entirely of independent directors and a written compensation committee charter meeting the requirements of a national stock exchange, and (v) independent audits of our internal controls. Accordingly, you may not have the same protections afforded to shareholders of companies that are subject to all of the corporate governance requirements of a national stock exchange.

Safe Harbor Statement

This Current Report on Form 1-U contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”) and Section 21E of the Securities Exchange Act of 1934. You can identify these forward-looking statements by the use of words such as “outlook,” “believes,” “expects,” “potential,” “continues,” “may,” “will,” “should,” “could,” “seeks,” “projects,” “predicts,” “intends,” “plans,” “estimates,” “anticipates” or the negative version of these words or other comparable words. Such forward-looking statements are subject to various risks and uncertainties, including those described under the section entitled “Risk Factors” in our Offering Statement on Form 1-A dated November 24, 2015, filed with the Securities and Exchange Commission (“SEC”), as such factors may be updated from time to time in our periodic filings and offering circular supplements filed with the SEC, which are accessible on the SEC’s website at www.sec.gov. Accordingly, there are or will be important factors that could cause actual outcomes or results to differ materially from those indicated in these statements. These factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included in our filings with the SEC. We undertake no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as required by law.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FUNDRISE REAL ESTATE INVESTMENT
TRUST, LLC

By:	Fundrise Advisors, LLC
Its:	Manager

By:	/s/ Bjorn J. Hall
Name:	Bjorn J. Hall
Title:	General Counsel

Date:	January 5, 2016